AB 3/15



07004041

SEC... COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 56657

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 AND ENDING 12/31/06
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SEQUENCE INVESTMENT PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

192 EAST BAY STREET STE 300
(No. and Street)

CHARLESTON (City) SC (State) 29401-2170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BOB GILLGRIST 843-853-8222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DIXON HUGHES, PLLC
(Name – *if individual, state last, first, middle name*)

133 E. 1ST NORTH ST, STE 9 (Address) SUMMERVILLE (City) SC (State) 29483 (Zip Code)

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/17

OATH OR AFFIRMATION

I, BOB GILLGRIST, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SEQUENCE INVESTMENT PARTNERS, LLC, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CFO

Title



Notary Public Commission expires 12/4/2016

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sequence Investment Partners, LLC


SEC MAIL PROCESSING
RECEIVED
FEB 28 2007
WASH, D.C.
156
SECTION

Audited Financial Statements

For the Year Ended
December 31, 2006

Sequence Investment Partners, LLC

Table of Contents



DIXON HUGHES PLLC
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To The Member
Sequence Investment Partners, LLC
Charleston, SC

We have audited the accompanying statement of financial condition of Sequence Investment Partners, LLC (a South Carolina Limited Liability Company) as of December 31, 2006, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Sequence Investment Partners, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dixon Hughes PLLC

February 13, 2007
Summerville, South Carolina

133 East First North Street
Suite 9
Summerville, SC 29483
Ph. 843.937.9710 Fx. 843.875.4919
www.dixon-hughes.com


mri
A Member of
Moores Rowland International

THIS PAGE LEFT INTENTIONALLY BLANK

	December 31, 2006
Current Liabilities	
Accounts payable	$ 12,613
Other liabilities	17,986
Total current liabilities	30,599
Member's Equity	
Member's equity	273,519
Total Liabilities and Member's Equity	$ 304,118

Sequence Investment Partners, LLC

Statement of Changes in Member's Equity

		For the Year Ended December 31, 2006
Member's Equity, at Beginning of Year	$	245,057
Contributions from Member		550,000
Net Loss		(521,538)
Member's Equity, at End of Year	$	273,519

See accompanying notes and report of independent registered public accounting firm.

	For the Year Ended December 31, 2006
Reconciliation of Net Loss to Net Cash Used by Operating Activities	
Net Loss	$ (521,538)
Adjustments to Reconcile Net Loss to Net Cash Used by Operating Activities:	
Depreciation	6,641
Change in current operating assets and liabilities:	
(Increase) decrease in:	
Accounts receivable	(1,427)
Prepaid expenses	35,697
(Decrease) increase in:	
Accounts payable	(13,368)
Other liabilities	17,880
Total adjustments	45,423
Net Cash Used by Operating Activities	$ (476,115)

Notes to Financial Statements

2. Concentration of Credit Risk

The Company maintains cash balances at several banks. At December 31, 2006, the Company's carrying amount of deposits was $265,078 and the bank balance was $288,183. Of the bank balances, $103,886 was covered by the Federal Deposit Insurance Corporation and the remainder was not covered.

3. Property and Equipment

Fixed assets at December 31, 2006 are as follows:

Software	$ 30,400
Office equipment	3,498
Furniture and fixtures	2,597
	36,495
Accumulated depreciation	(6,641)
Net property and equipment	$ 29,854

4. Operating Leases

The Company leases its facilities under an operating lease expiring in August 14, 2010. Lease expense is recognized on a straight line basis, in accordance with generally accepted accounting principles in the United States of America.

As of December 31, 2006, the accrued liability related to the excess of lease payments made, as scheduled in the lease agreement, and the total lease expense per the straight line method was $8,579.

Lease expense for the year ended December 31, 2006, was $45,579, as shown below in Note 5.

Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year as of December 31, 2006, are:

Year Ended December 31,	Amount
2007	$ 44,000
2008	48,000
2009	48,000
2010	32,000
Total future minimum rental payments	$ 172,000

5. Related Party Transactions

The Company leases its operating premises from its parent company. The facility was wholly-owned by a member of the parent LLC for a majority of the year. Total rental expense for the facilities was $45,579 for the year ended December 31, 2006. The lease term is fifty seven months through August 14, 2010, and provides for monthly rent expense of $3,000 to August 30, 2006, $3,500 to August 30, 2007, and $4,000 thereafter. Included in the rent expense are regime fees and capitalizable and expendable equipment.

Sequence Investment Partners, LLC

Schedule I - Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1

		December 31, 2006
Aggregate Indebtedness:		
Accounts payable, accrued expenses, and other liabilities	$	30,599
Total aggregate indebtedness:	$	30,599
Net Capital:		
Member's equity	$	273,519
Adjustments to Net Capital:		
Receivable for expense reimbursement		(2,483)
Prepaid expenses		(6,703)
Property and equipment, net of accumulated depreciation of $6,641		(29,854)
Net capital, as defined		234,479
Minimum net capital requirement		5,000
Net capital in excess of requirement	$	229,479
Ratio of aggregate indebtedness to net capital		13.05%

There is no material difference between the audited and the unaudited compuutation of Net Capital.

See accompanying accountants report.



DIXON HUGHES PLLC
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm on Internal Control

To The Member
Sequence Investment Partners, LLC
Charleston, SC

In planning and performing our audit of the financial statements of Sequence Investment Partners, LLC (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles general accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

133 East First North Street
Suite 9
Summerville, SC 29483
Ph. 843.937.9710 Fx. 843.875.4919
www.dixon-hughes.com



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be control deficiencies or significant deficiencies under standards established by the American Institute of Certified Public Accountants. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more that a remote likelihood that a material misstatement of the financial statements will not be prevented or detected. A significant deficiency was noted during the audit of the financial statements. This deficiency related to the identification by the auditors of a material misstatement in the financial statements for the period under audit that was not initially identified by the entity's internal control. However, this deficiency is not considered to be a material weakness in internal control.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes PLLC

Dixon Hughes PLLC
February 13, 2007

END